Exhibit (a)(8)

Dear Icagen Stockholder:

We are pleased to report that Icagen has entered into an Agreement and Plan of Merger, dated as of July 20, 2011 (the “Merger Agreement”), with Pfizer Inc. (“Pfizer”) and Eclipse Acquisition Corp., a subsidiary of Pfizer (“Purchaser”), that provides for the acquisition of our common stock at a price of $6.00 per share in cash. Under the terms of the proposed transaction, Purchaser has commenced a tender offer today for all of the outstanding shares of our common stock at $6.00 per share in cash. The tender offer is conditioned upon, among other things, at least a majority of Icagen’s outstanding shares on a fully-diluted basis being tendered. Following the consummation of the tender offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into Icagen and Icagen will become a wholly-owned subsidiary of Pfizer. In the merger, the shares of common stock that remain outstanding following the consummation of the tender offer will be converted into the right to receive $6.00 per share in cash.

The Icagen Board of Directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of Icagen and its stockholders and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger. Accordingly, the Icagen Board of Directors unanimously recommends that Icagen stockholders accept the offer, tender their shares in the offer and, if required by applicable law, vote their shares in favor of adoption of the Merger Agreement and thereby approve the merger and the other transactions contemplated by the Merger Agreement.

In addition to the Solicitation/Recommendation Statement that accompanies this letter, also enclosed is Pfizer’s Offer to Purchase for Cash and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

The directors and management of Icagen thank you for the support you have given Icagen over the years.

Sincerely,

/s/ P. Kay Wagoner, Ph.D.
P. Kay Wagoner, Ph.D.
President and Chief Executive Officer